NephroGenex, Inc.
3200 Beechleaf Court

Suite 900

Raleigh, NC 27604

June 29, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:                         NephroGenex, Inc.

Registration Statement on Form S-1

File No. 333-203530

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, NephroGenex, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-203530), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on July 1, 2015, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(i)

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Joel I. Papernik (212-692-6774) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

NephroGenex, Inc.

By:	/s/ Pierre Legault
	Name:	Pierre Legault
	Title:	Chief Executive Officer

cc:                                Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Daniel Greenspan

Christina DeRosa

NephroGenex, Inc.

Pierre Legault, Chief Executive Officer

John Hamill, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel I. Papernik, Esq.

Kenneth R. Koch, Esq.

Reed Smith LLP

Yvan-Claude Pierre, Esq.

William Haddad, Esq.